UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

NORTEL INVERSORA S.A.

Item

1.	English translation of letter to the Comisión Nacional de Valores (Argentine National Securities Commission) dated February 13, 2013

NORTEL INVERSORA S.A.

Buenos Aires, February 13, 2013

Mr. Alejandro Vanoli

President

Comisión Nacional de Valores (CNV or the National Securities Commission)

To Whom It May Concern:

Re: Director Resignation

Chapter XXI. Article3 item.3) of the Regulations (NT 2001)

As Attorney-in-Fact for Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on February 12, 2013, Mr. Ciro Di Cecio submitted his resignation as Director of the Company. This resignation will be effective as of the conclusion of the Shareholders’ Meeting that will consider the documentation for Fiscal Year 2012.

Pursuant to the contents of Mr. Di Cecio’s letter, his resignation is based on personal reasons.

The Board of Directors of Nortel will consider Mr. Di Cecio’s resignation at its next meeting.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	February 13, 2012	By:	/s/ Jorge Alberto Firpo
			Name:	Jorge Alberto Firpo
			Title:	General Manager